[redacted]

08025754

CM

; COMMISSION
)549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Section

FEB 27 2008

Washington, DC

SEC FILE NUMBER
8-65357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneos Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9055 E Mineral Circle
(No. and Street)

Centennial	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Temple (303)785-8470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, Doug Temple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneos Wealth Management, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CONNIE J. GROSS NOTARY PUBLIC STATE OF COLORADO

Signature

Chief Financial Officer

Title

Notary Public expires 6/5/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GĚNEOS WEALTH MANAGEMENT, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

GĚNEOS WEALTH MANAGEMENT, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Gĕneos Wealth Management, Inc.

We have audited the accompanying statement of financial condition of Gĕneos Wealth Management, Inc. as of December 31, 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gĕneos Wealth Management, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2008

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	3,392,249
Cash surrender value of life insurance (Note 5)		1,965,888
Deferred tax asset (Note 4)		1,318,237
Deposit with clearing broker		203,563
Receivables:		
Commissions		2,276,552
Clearing broker		170,019
Officer		142,018
Related party (Note 3)		455,396
Loan receivable - employee (Note 3)		152,272
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $407,573		105,963
Other assets		36,190
	$	10,218,347

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Deferred compensation liability (Note 5)	$	3,515,463
Commissions payable		2,277,607
Accrued salaries and benefits		822,289
Due to parent (Note 3)		117,856
Accounts payable		62,881
Income taxes payable (Note 4)		47,031
Other accrued liabilities		62,209
Total liabilities		6,905,336
COMMITMENTS AND CONTINGENCIES (Notes 3 and 8)		
SHAREHOLDER'S EQUITY (Notes 2, 6 and 7):		
Common stock, Class A, voting, $0.0001 par value; authorized 20,000,000 shares; 1000 shares issued and outstanding		1
Common stock, Class B, non-voting, $0.0001 par value; authorized 4,000,000 shares; -0 shares issued and outstanding		-
Additional paid-in capital		2,607,157
Retained earnings		705,853
Total shareholder's equity		3,313,011
Total liabilities and shareholder's equity	$	10,218,347

The accompanying notes are an integral part of this statement.

GĚNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Commissions	$ 68,468,857
Interest and other income	1,966,867
Total revenue	70,435,724
EXPENSES:	
Commissions	62,502,837
Salaries, benefits and payroll taxes	4,584,851
Professional fees	490,321
Occupancy costs	280,459
General and administrative	262,245
Stock based compensation (Notes 1 and 6)	112,668
Travel and entertainment	146,718
Clearing fees	90,989
Regulatory costs	54,541
Depreciation and amortization	36,361
Total expenses	68,561,990
Income before income tax provison	1,873,734
Income tax provision (Note 4)	(734,556)
NET INCOME	**$ 1,139,178**

The accompanying notes are an integral part of this statement.

GĚNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock - A		Common Stock - B		Additional Paid-In Capital	Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount		
BALANCES, January 1, 2007	13,807,853	$ 1,381	3,076,923	$ 308	$ 5,933,700	$ (433,325)
Options exercised for common stock - A	14,000	1	-	-	9,099	-
Stock option compensation	-	-	-	-	112,668	-
Recapitalization (Note 7)	(13,820,853)	(1,381)	(3,076,923)	(308)	1,690	-
Distributions	-	-	-	-	(3,450,000)	-
Net income	-	-	-	-	-	1,139,178
BALANCES, December 31, 2007	1,000	$ 1	-	$ -	$ 2,607,157	$ 705,853

The accompanying notes are an integral part of this statement.

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,139,178
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	36,361
Stock option compensation	112,668
Increase in deferred tax asset	(412,361)
Increase in commissions receivable	(1,601,737)
Increase in due from clearing broker	(68,026)
Increase in officer advances	(22,719)
Increase in due from related party	(455,396)
Decreae in accounts receivable	2,782
Decrease in other assets	29,444
Increase in deferred compensation liability	1,266,090
Increase in commissions payable	1,618,957
Increase in accrued salaries and benefits	690,240
Increase in due to parent	117,856
Increase in accounts payable	21,315
Decrease in income taxes payable	(569,912)
Decrease in other accrued liabilities	(239,233)
Net cash provided by operating activities	1,665,507
CASH FLOWS FROM INVESTING ACTIVITIES:	
Premiums paid for life insurance policies	(684,702)
Purchase of furniture, equipment, and software	(51,406)
Net cash used in investing activities	(736,108)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to parent	(3,450,000)
Increase in loan receivable	(152,272)
Principal payments under capital lease obligations	(3,818)
Proceeds from issuance of common stock - A	9,100
Net cash used in financing activities	(3,596,990)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,667,591)
CASH AND CASH EQUIVALENTS, at beginning of year	6,059,840
CASH AND CASH EQUIVALENTS, at end of year	**$ 3,392,249**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for taxes	**$ 687,525**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gĕneos Wealth Management, Inc. (the "Company") was formed on April 12, 2002, and operates as a nationwide securities broker-dealer and investment advisor. The Company is a wholly-subsidiary of Geneos Holdings, Inc. The Company earns revenues from the sale of securities, mutual funds, limited partnership interests, fixed and variable life insurance policies, fixed and variable annuities, and real estate investment trusts (REITs).

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Securities transactions and commission revenue and expense are recorded on a trade date basis. Interest and dividend income are recognized in the period earned.

Depreciation and Amortization

The Company provides for depreciation and amortization of furniture, equipment, and software on a straight-line method based on the estimated useful lives of the assets ranging from three to seven years.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

In July, 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on technical merits, that the positions will be sustained for private companies upon examination. FIN 48 is effective for the fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company's results of operations or its financial position.

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described in more detail in Note 6. The Company accounts for this plan under the recognition and measurement principles of FASB Statement No. 123R, *Accounting for Stock-Based Compensation*, and related Interpretations. During the year ended December 31, 2007, stock-based compensation cost of $112,668 is reflected in the statement of operations. The options granted under this plan had an exercise price less or equal to the market value of the underlying common stock on the grant date.

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range between 4.73% and 5.03%; no dividend yield; volatility range between 1.14% and 1.38%; weighted-average fair value of the underlying stock of $0.65 at March 1, 2007 and $1.25 at May 1, 2007; and an expected life of five years.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $921,164 and $329,297, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 5.36 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Leases

The Company has entered into two long-term non-cancelable operating leases for office space beginning August 9, 2002 and June 22, 2007, and ending December 31, 2008 and June 30, 2017. Future minimum lease payments at December 31, 2007, are as follows:

Year	Amount
2008	$ 435,799
2009	297,713
2010	312,599
2011	328,229
2012	344,640
Thereafter	1,559,715
	$ 3,278,695

Rent expense for the year ended December 31, 2007 was approximately $280,000.

Related Party Transactions

The Company has advances to a related entity, which is a subsidiary of the Company's parent, in the amount of $455,396. In addition, the Company has a payable to its parent in the amount of $117,856. The Company's lease expiring on June 30, 2017 is leased from another subsidiary of the Company's parent. For the year ended December 31, 2007, the company paid $138,311 to this related entity in lease payments.

During the year ended December 31, 2007, the Company loaned an employee of the Company $180,000. This loan bears interest at 6% and is due on demand. As of December 31, 2007, the loan balance is $152,272 which includes interest receivable of $7,441.

NOTE 4 - INCOME TAXES

As of December 31, 2007, the Company has approximately $3,450,000 in net operating income for income tax purposes and approximately $1,875,000 for financial reporting purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The majority of the difference relates to the treatment of the deferred compensation liability as mentioned in Note 5.

NOTE 4 - INCOME TAXES (continued)

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2007, are as follows:

Deferred tax liabilities	$	-
Deferred tax assets:		
Deferred compensation plan	$	1,283,500
Other temporary differences in assets and liabilities		34,737
	$	1,318,237

NOTE 5 - DEFERRED COMPENSATION PLAN AND PROFIT-SHARING PLAN

On July 1, 2005, the Company established a non-qualified deferred compensation plan for certain registered representatives, directors, and employees. Participants are allowed to defer 1% - 100% of their annual compensation into the plan. Participants can select various investment options for their accounts; where their contributions are indexed to the investment options.

The deferred compensation liability for the participants' deferred compensation plus any investment income or losses on their accounts are recorded on the books of the Company. As of December 31, 2007, the Company has recorded a liability of $3,515,463 pursuant to the plan. Approximately 60% of the participant's deferrals are funded into a revocable trust to pay future obligations of the deferred compensation plan. In the trust, the Company has purchased life insurance policies on the lives of the participants in order to fund the plan obligations upon death of a participant. As of December 31, 2007, the Company had a cash surrender value on these life insurance policies of $1,965,888.

During 2003, the Company adopted a 401(k) profit-sharing plan covering substantially all employees. The Company's contributions to the plan are determined annually by the Board of Directors. For the year ended December 31, 2007, the company contributed $460,000 to the plan.

NOTE 6 - STOCK OPTION PLAN

The Company has elected to follow FASB Statement No. 123R, Accounting for Stock-Based Compensation ("SFAS 123R"), and related interpretations in accounting for its employee stock options. Under SFAS 123R, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range of 4.73% to 5.03%; no dividend yield; volatility range between 1.14% to 1.38%; weighted average fair value of options ranging from $0.13 to $0.23; and a expected life of the option of five years. The Company recorded stock option compensation for the vested options of $112,668 for the year ended December 31, 2007.

NOTE 6 - STOCK OPTION PLAN (continued)

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2007:

	Options	Price per share Range	Weighted-average
Outstanding, December 31, 2006	2,198,193	$0.10 - $0.65	$ 0.21
Granted	877,705	0.65 - 1.25	0.23
Exercised	(14,000)	0.65	0.13
Forfeited	-	-	-
Outstanding, December 31, 2007	3,061,898	$0.10 - 1.25	$ 0.19

The following table represents summarized information about options outstanding at December 31, 2007.

		Outstanding Options		Exercisable options	
Range of Exercise Price	Shares	Remaining Contractual Life	Weighted Average Price	Shares	Weighted Average Price
$0.10 - 1.25	3,061,898	8.46	$ 0.19	1,437,262	$ 0.20

NOTE 7 - RECAPITALIZATION

On June 1, 2007, the board of directors approved the plan for recapitalizing the Company. All common stock and stock options that were issued by the Company were transferred to the Parent. In return the parent was issued 1,000 common shares in the Company at a par value of $.0001 per share. The recapitalization resulted in Geneos Holdings, Inc. owning 100% of the outstanding shares of Geneos Wealth Management, Inc. In addition, all previous shareholders of the Company became the shareholders of the Parent in the same proportion as their previous ownership in the Company.

NOTE 8 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

NOTE 8 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (continued)

The Company's financial instruments, including cash and cash equivalents, deposits, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2007, the Company held cash of $501,598 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

SUPPLEMENTARY INFORMATION

GĔNEOS WEALTH MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007

CREDIT:		
Shareholder's equity	$	3,313,011
DEBITS:		
Nonallowable assets:		
Commissions receivable		140,250
Due from officer		142,018
Due from related party		455,396
Loan receivable - employee		152,272
Furniture, equipment, and software		105,963
Deferred tax asset, net		1,271,206
Other assets		36,190
Excess fidelity bond deductible		20,992
Total debits		2,324,287
Net capital before haircuts		988,724
Haircuts on money market positions, including undue concentration of $12,428		67,560
NET CAPITAL		921,164
Minimum requirements of 6-2/3% of aggregate indebtedness of $4,939,448 or $50,000, whichever is greater		329,297
Excess net capital	**$**	**591,867**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	2,277,607
Accounts payable		62,881
Dut to parent		117,856
Accrued salaries and benefits		822,289
Deferred compensation liability		3,515,463
Income taxes payable		47,031
Other accrued liabilities		62,209
Less liabilites adequately secured by assets		(1,965,888)
	$	**4,939,448**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**5.36 to 1**

See Independent Auditors' Report.

GĚNEOS WEALTH MANAGEMENT, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2007

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	1,018,545
Adjustments:		
Increase in income		419,099
Increase in nonallowable assets		(505,441)
Increase in haircuts on money market positions		(11,039)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**921,164**

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Gĕneos Wealth Management, Inc.

In planning and performing our audit of the financial statements and supplementary information of Gĕneos Wealth Management, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gĕneos Wealth Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Gĕneos Wealth Management, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

In addition, our review indicated that Gĕneos Wealth Management, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2008

END